Organigram Acquires Motif, Becoming Canada’s Largest Cannabis Company by Market Share

Transformational Acquisition Results in Cannabis Pure Play Leader, Coast-to-Coast Geographic Strength and Proven Excellence in Consumer-Focused Innovation, Cultivation, Product Development, Extraction and Manufacturing

•    Combination results in #1 market share position in the Canadian recreational cannabis market1
•    Catapults Organigram into the #1 position in the vape category and accelerates the Company’s market share in the fast-growing infused pre-roll segment1
•    Strong brand portfolio now anchored by Organigram’s “SHRED” and Motif’s “BOXHOT” - two of Canada’s beloved cannabis brands
•    Highly complementary product portfolios with expanded geographic reach
•    Organigram gains strategically located distribution hub in Southwestern Ontario enabling numerous logistics optimization opportunities
•    Significant cost synergy potential estimated to be in excess of $10 million to be realized over ~24 months
1 Sources: Hifyre (all provinces other than QC, NB and NS), Weedcrawler (QC), and Board Data (NB, NS, PE), R3M Oct 30

•    Financially accretive acquisition with Motif generating approximately $86 million of LTM net revenue and adjusted EBITDA of $4.7 million2,3
Toronto, Ontario, December 6, 2024 – Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), (the "Company" or "Organigram"), a leading licensed producer of cannabis, is pleased to announce the acquisition of 100% of the issued and outstanding shares of Motif Labs Ltd. (“Motif”), for upfront consideration of $90 million, consisting of $50 million in cash and $40 million of Organigram common shares priced based on the 30 day trading VWAP of $2.3210 on the Toronto Stock Exchange (“TSX”). In addition, Motif shareholders will be entitled to receive additional contingent consideration of $10 million payable in Organigram common shares (“Contingent Consideration”), conditional on Organigram achieving a price per share exceeding $3.2203 per share, based on the rolling 30-trading day VWAP on the TSX, within 12 months of the date of the transaction. The Contingent Consideration shall be priced at of $3.22031 per share.
“The highly complementary acquisition of Motif establishes Organigram as Canada’s largest cannabis company by market share and accelerates our vision to be a leading cannabis company across all major categories, driven by a relentless focus on the consumer of today and tomorrow,” said Beena Goldenberg, CEO of Organigram. “Winning in Canada, the world’s largest federally legal recreational market, supported by leading brands and best-in-class operations, innovation and product development, provides the platform to unlock global opportunities as evolving attitudes towards cannabis drive regulatory changes in new and exciting markets,” she added.
Motif is a Canadian leader in the vape and infused pre-roll (“IPR”) categories backed by a portfolio of strong, owned brands, including the popular BOXHOT brand. Motif's business also includes a wholesale division and end-to-end services for external brands. Motif has repeatedly proven to be able to design, develop and launch, innovative and high-quality products at speed and scale, resulting in market growth with SKUs and brands that resonate with consumers. Motif is headquartered in Aylmer, Ontario, strategically located in the heart of Southwestern Ontario soon-to-be supported by a large distribution warehouse in nearby London, Ontario.
“Motif was founded in 2017 with a vision to leverage manufacturing expertise to succeed in the production of cannabis extracts. We are proud to say that today, not only is Motif one of Canada’s largest and most efficient extractors but we have also commercialized a portfolio of leading, widely distributed brands that have unlocked leading market share positions of #1 in vapes and #3 in infused pre-rolls,” said Mario Naric, CEO and Founder of Motif. “This is a landmark transaction in our industry and the Motif team is thrilled to be joining forces with Organigram to create Canada’s undisputed leader with deep capabilities in all major cannabis categories.”

2 Adjusted EBITDA is a non-IFRS Financial Measure not defined by and does not have any standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers
3 Unaudited LTM as of 30-Sep-24

Motif Highlights
•Grew from $35 million in net revenue in 2022 to $79 million in 2023 and has generated approximately $86 million in LTM4
•Delivered 15 consecutive quarters of positive adjusted EBITDA5
•Maintained a #1 vape position for over two years, with a current market share of 21.2%6 supported by the strength of the BOXHOT and DEBUNK brands, backstopped by vape manufacturing capabilities of over 1 million units a month
•Currently the #3 position and growing in IPRs6 and growing market share supported by monthly IPR manufacturing capabilities of over 750k units per month
•Deep expertise and proven efficiency at various extraction methodologies such as hydrocarbon, ethanol, and CO2
•Capable of producing 1,350 kg of distillate per month and 400 kg of hydrocarbon derived extracts
•Extraction breadth of expertise and efficiencies support various ready-to-consume categories that require traditional inputs such as THC and CBD but also more innovative and novel products that use minor cannabinoids such as CBN, CBG and CBC
•Production of THCA, a highly sought input to the production of the fast-growing IPR market, is also a key core capability of Motif

Strategic Rationale
“Organigram has a proven track record of executing on Canadian M&A, successfully capturing and growing market share with highly complementary acquisitions that add to our existing strengths. This acquisition of Motif is no exception,” said Paolo De Luca, Chief Strategy Officer at Organigram. “This deal is about a leading public cannabis company joining forces with Canada’s top private licensed producer. We are extremely excited about leveraging our combined competitive advantages and respective market positions to continue to grow in Canada and beyond.”
Highlights of the Combined Entity:
1.Propels Organigram to the #1 Canadian cannabis company by market share with a combined market share of 12.4% and unmatched category leadership across multiple categories. Organigram captures leadership position in the vape and pre-roll categories with the opportunity to expand Motif’s distribution to new markets including Quebec and Atlantic Canada. Motif holds
4 Unaudited LTM as of 30-Sep-24
5 Adjusted EBITDA is a non-IFRS Financial Measure not defined by and does not have any standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers
6 Sources: Hifyre (all provinces other than QC, NB and NS), Weedcrawler (QC), and Board Data (NB, NS, PE), R3M Oct 30

21.2% and 9.4% share of Canadian vape and infused pre-roll markets, respectively.7

2.Highly synergistic and financially accretive acquisition further driving economies of scale and a strong financial position with improving operating cash flows. Sizable opportunity for margin expansion due to economies of scale and vertical integration opportunities such as ingredient production and use as well as logistics optimization. Significant cost synergy potential estimated to be in excess of $10 million to be realized over ~24 months.

3.Adds two strategic facilities to Organigram’s existing roster of dedicated manufacturing and cultivation footprints across Canada. Aylmer, Ontario facility provides advanced CO2 and hydrocarbon extraction capabilities in addition to increased infused pre-roll production. The facility adds monthly production of 1,350 kgs of distillate, 400 kgs of high value hydrocarbon extracts, 750k infused pre-rolls capacity, and 1 million units of vape filling capacity. The London, Ontario facility provides Organigram with a strategic location in Southwestern Ontario that will be used as a distribution hub to optimize fulfillment and shipping costs.

4.Brings together the best-in-class capabilities of two passionate teams with deep cannabis expertise who are highly focused on consumer-driven innovation. The combination of both teams, with the support of the Product Development Collaboration, is expected to accelerate the pipeline of products to deliver a stronger, faster pace of innovation, maintaining the company’s reputation for delivering on award-winning innovation in the cannabis sector.

7 Sources: Hifyre (all provinces other than QC, NB and NS), Weedcrawler (QC), and Board Data (NB, NS, PE), R3M Oct 30

Canadian Recreational Market Share and Ranking by Category8

Category	Organigram		Motif		Combined Company
	Market Share	Rank	Market Share	Rank	Market Share	Rank
Vapes	0.5%	24	21.2%	1	21.7%	1
Pre-Rolls	6.3%	3	3.2%	9	9.6%	1
Infused Pre-Rolls	6.6%	4	9.4%	3	16.0%	2
Pre-roll (excl. IPRs)	6.2%	3	0.3%	59	6.5%	3
Concentrates	10.4%	1	3.7%	10	14.1%	1
Hash	21.6%	1	0.2%	34	21.7%	1
Flower (Total)	11.2%	3	0.03%	110	11.2%	3
Milled Flower	47.0%	1	0.04%	39	47.0%	1
Gummies	19.2%	3	-	-	19.2%	3
TOTAL	7.5%	2	4.9%	7	12.4%	1

Canadian Recreational Market Share by Geography8

Province/Region	Organigram		Motif		Combined Company
	Market Share	Rank	Market Share	Rank	Market Share	Rank
British Columbia	5.1%	5	7.9%	2	12.9%	1
Alberta	5.8%	5	7.2%	3	13.0%	1
Manitoba/Saskatchewan	6.8%	3	6.0%	4	12.8%	1
Ontario	7.2%	3	4.1%	8	11.3%	1
Quebec	9.7%	4	-	-	9.7%	4
Atlantic Canada	17.8%	1	4.5%	6	22.3%	1
TOTAL	7.5%	2	4.9%	7	12.4%	1

Transaction Details
•Organigram has acquired all the issued and outstanding shares of Motif
•Subsequent to closing Motif has no material debt outstanding and is current on all excise tax obligations
8 Sources: Hifyre (all provinces other than QC, NB and NS), Weedcrawler (QC), and Board Data (NB, NS, PE), R3M Oct 30

•Motif shareholders received $90 million in upfront consideration comprised of $50 million in cash consideration and $40 million in Organigram common shares (17,233,951shares priced based on 30-trading day VWAP of $2.3210)
•Share consideration is subject to escrow and will be released to Motif shareholders in equal 25% parts on or around the three-, six-, nine- and twelve-month anniversaries of closing
•$10 million Contingent Consideration payable to Motif shareholders upon Organigram exceeding a 30-day VWAP share price of $3.2203 per share by December 6, 2025
•Contingent Consideration, if payable, shall equal 3,105,291 common shares priced at $3.22031 per share
•Cash consideration funded through cash on hand
To view Investor Presentation, please click this link: Investor Presentation

Advisors and Counsel
In connection with the Transaction, Organigram engaged BMO Capital Markets as its exclusive financial advisor, and Borden Ladner Gervais LLP as its legal counsel. Motif engaged Jefferies as its exclusive financial advisor, and Davies Ward Phillips & Vineberg LLP as its legal counsel. MLT Aikins acted on behalf of both Organigram and Motif on specified regulatory matters.
About Organigram
Organigram is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiaries include Organigram Inc. a licensed producer of cannabis, cannabis- derived products and cannabis infused edibles in Canada.
Organigram is focused on producing high-quality, cannabis for patients and adult-recreational consumers, as well as developing international business partnerships to extend the Company’s global footprint. Organigram has also developed and acquired a portfolio of legal adult-use recreational cannabis brands, including Edison, Holy Mountain, Big Bag O’ Buds, SHRED, SHRED’ems, Monjour, Laurentian, Tremblant Cannabis and Trailblazer. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).
About Motif
Founded in 2017, Motif Labs is a leading brand house shaping Canada's cannabis 2.0 market with a portfolio of iconic brands, including BOXHOT (Canada's #1 cannabis vape brand), DEBUNK (Canada's #1 liquid diamonds vape brand), Rizzlers, and Floe State.

Founded by a team of scientists and engineers, Motif was the largest privately owned cannabis business in Canada prior to the completion of the transaction.

Forward-Looking Information
This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release.
Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. Forward-looking statements reflect current beliefs of management of the Company with respect to future events and are based on information currently available to management including the reasonable assumptions, estimates, analysis and opinions of management of the Company considering their experience, perception of trends, current conditions and expected developments as well as other factors that management believes to be relevant as at the date such statements are made. Forward-looking statements involve significant known and unknown risks and uncertainties. Many factors could cause actual results, performance or achievement to be materially different from any future forward-looking statements. There is a risk that some or all the expected benefits of the acquisition may fail to materialize or may not occur within the time periods anticipated by the Company. The challenge of coordinating previously independent businesses makes evaluating the business and future financial prospects of the Company following the business combination difficult. Material risks and uncertainties that could cause actual results to differ from forward-looking statements include the inherent uncertainty associated with the financial and other projections a well as market changes arising from governmental actions or market conditions; the prompt and effective integration of the Company; the ability to achieve the anticipated synergies and value-creation contemplated by the business combination; the response of business partners and retention as a result of the business combination; the impact of competitive responses to the business combination; the ability to achieve the expected manufacturing and production output; and the diversion of management time on business combination-related issues. Readers are cautioned that the foregoing list of factors is not exhaustive. Other risks and uncertainties not presently known to the Company or that the Company presently believe are not material could also cause actual results or events to differ materially from those expressed in the forward-looking statements contained herein. For a more detailed discussion of risks and other factors, see the factors and risks disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR+ (see www.sedarplus.ca) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.
Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

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investors@organigram.ca